Exhibit 99.6

TRINITY ACQUISITION CORPORATION

NOMINATING COMMITTEE CHARTER

Adopted on [   ], 2021

Purpose

The Nominating Committee (the “Nominating Committee”) is a committee of the Board of Directors (the “Board”) of Trinity Acquisition Corporation (the “Company”), established to help ensure that the Board is properly constituted to meet its fiduciary obligations to stockholders and the Company and that the Company has and follows appropriate corporate governance practices and standards.

Nominating Committee Membership

•	The Nominating Committee shall consist of two (2) or more members of the Board, each of whom meets the independence requirements established by the Board and applicable laws, regulations and listing requirements of the New York Stock Exchange (the “NYSE”) as in effect from time to time.
•	The Nominating Committee members shall be appointed by and serve at the discretion of the Board, acting by majority vote. The Board may remove any member from the Nominating Committee at any time with or without cause, acting by majority vote. Resignation or removal of a director from the Board, for whatever reason, shall automatically constitute resignation or removal, as applicable, from the Nominating Committee.
•	The Board may designate one (1) member of the Nominating Committee as its Chairperson and in the absence of any such designation by the Board, the Nominating Committee shall designate by majority vote of the full Nominating Committee one (1) member of the Nominating Committee as its Chairperson.

Meetings and Procedures

•	The Nominating Committee will set its own schedule of meetings and will meet as often as it deems necessary or appropriate. A majority of the members of the Nominating Committee shall constitute a quorum for purposes of a meeting.
•	The Nominating Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board, and shall report on its meetings to the Board and any action taken or approved by the Nominating Committee. Any action required or permitted to be taken at any meeting of the Nominating Committee may be taken without a meeting, if all members of the Nominating Committee consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Nominating Committee.
•	The Nominating Committee may form subcommittees for any purpose that the Nominating Committee deems appropriate and may delegate to such subcommittees such power and authority as the Nominating Committee deems appropriate. The Nominating Committee shall not delegate to a subcommittee any power or authority required by law, regulation or listing standard to be exercised by the Nominating Committee as a whole.
•	Members of the Nominating Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board or any committee thereof.

Authority and Responsibilities

To the extent it deems necessary or appropriate, the Nominating Committee shall perform the following:

Board Composition, Evaluation and Nominating Activities

•	Evaluate the current composition, organization and governance of the Board and its committees, determine future requirements and make recommendations to the Board for approval.
•	Review periodically the policy and procedures for considering stockholder nominees for election to the Board.
•	Recommend for approval by the Board on an annual basis desired qualifications and characteristics for Board membership and with corresponding attributes.
•	Search for, identify, evaluate and recommend for the selection by the Board, candidates to fill new positions or vacancies on the Board and any candidates recommended by stockholders, which shall include a description of any specific qualifications and characteristics that the Nominating Committee believes must be met by a nominee and a description of any specific qualifies or characteristics the Nominating Committee believes one or more of the directors should possess.
•	Exercise sole authority on whatever terms it approves to retain and terminate a search firm or firms to assist it in identifying director candidates.
•	Evaluate the performance of individual members of the Board eligible for re-election, and recommend for the selection by the Board, the director nominees for election to the Board at the annual meeting of stockholders.
•	Evaluate the independence of directors and director nominees against the independence requirements of the stock exchange rules and regulations and the U.S. Securities and Exchange Commission (the “SEC”) rules and other applicable requirements.
•	Evaluate director compensation, consulting with outside consultants and/or management, when appropriate, and make recommendations to the Board regarding director compensation.

Board Committees

•	Review periodically the composition of each committee of the Board, the need for additional committees, or changes in mandate or dissolution of existing committees, and make recommendations to the Board accordingly.
•	Recommend to the Board persons to be members and chairpersons of the various committees.

Corporate Governance Generally

•	Develop and recommend to the Board a set of corporate governance principles and practices satisfying the standards established under the applicable laws, regulations and listing requirements of the NYSE as in effect from time to time.
•	Review annually the Company’s corporate governance principles and practices, the Company’s compliance with these principles and practices, and recommend changes, as appropriate.
•	Oversee the Company’s communications and relations with stockholders.
•	Oversee the evaluation of the Company’s management.
•	Oversee, review and report to Board regarding the Company’s succession planning for the Board, senior management and other key employees.
•	Periodically review and reassess the adequacy and scope this Charter and the Nominating Committee’s established processes and procedures and recommend any proposed changes to the Board for approval.
•	Oversee the Board’s performance and self-evaluation process, including conducting surveys of director observations, suggestions and preferences regarding how effectively the Board operates.
•	Oversee compliance by the Board and its committees with applicable laws and regulations, including the stock exchange rules and regulations and SEC rules and regulations.
•	Review annually the performance of the Nominating Committee.

Conflicts of Interest

•	Review and monitor the Company’s Code of Ethics.
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Consider questions of possible conflicts of interest of members of the Board and of corporate officers and review actual or potential conflicts of interest or related party transactions involving members of the Board or officers of the Company, and make determinations accordingly.

In performing its responsibilities, the Nominating Committee shall have the authority to hire and obtain advice, reports or opinions from internal or external counsel and expert advisors, including sole authority to retain and terminate search firms to identify director candidates, and to set the terms and fees for any such search firms, legal counsel and advisors.

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